MERCALOT INC.

C/ de l’Illa Formentera, 54, Quatre Carreres,

46026 Valencia, Spain

Telephone: +13072630861

Email: mercalot.inc@safedealconnect.com

November 26, 2024

Attention:

Ta Tanisha Meadows, Suying Li,

Rucha Pandit and Taylor Beech

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Mercalot Inc.
Registration Statement on Form S-1
Filed August 27, 2024
File No. 333-281804

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mercalot Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-281804), as amended (the “Registration Statement”), so that it may become effective at 2:00 p.m. Eastern Daylight Time on November 28, 2024, or as soon as practicable thereafter.

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

-	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

-	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Mercalot Inc.

/s/ Blas Mayor Reyes

Blas Mayor Reyes

President, Chief Financial Officer,

Chief Executive Officer, Director

/s/ Isabel Marin Vargas

Isabel Marin Vargas

Director